U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-10486

For the Month of October 2003

Trend Micro Incorporated

(Translation of registrant’s name into English)

Shinjuku MAYNDS Tower, 1-1, Yoyogi 2-chome,

Shibuya-ku, Tokyo 151-0053, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

1.	Press release, dated October 21, 2003, relating to the announcement of the third quarter consolidated results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TREND MICRO INCORPORATED

Date:	October 22, 2003	By:	/s/ MAHENDRA NEGI
Mahendra Negi Representative Director, Chief Financial Officer and Executive Vice President

Trend Micro Announces record Third Quarter Consolidated Results

Q3 sales increase 16% year over year reaching new record highs

Tokyo, Japan – October 21st, 2003—Trend Micro Inc (TSE: 4704; Nasdaq: TMIC), a leader in network antivirus and Internet content security software and services, today reported results in US GAAP for the third quarter 2003, ended September 30th, 2003. Trend Micro posted consolidated net sales of 12.4 billion yen, (or US $112.6million¹), operating income of 4.1 billion yen (or US $37.1 million) and net income of 2.3 billion yen (or US $21.2 million). The figures for the quarter reflect gains of 16% in net sales compared with the same period a year ago and 9% sequentially.

All regions experienced growth compared with the same period a year ago. Enterprise products represented 79% of net sales and consumer products represented 21% of net sales.

“We are pleased to report continued growth during Q3,” said Steve Chang, Chairman and CEO of Trend Micro. “Our core business is growing worldwide and the quality of our products and services has been recognized with awards from around the globe during this quarter. In the U.S, sales have shown a significant upturn and we are now into our third consecutive quarter of double-digit growth in the region. As a company, Trend Micro remains highly committed to investing in its channels, products and services in order to promote growth in future years.”

Consolidated net sales for the fourth quarter ending December 31,2003, is expected to be 12.8 billion yen (or US $116.4 million). Operating income and net income are expected to be 4.3 billion yen (or US $39.1 million) and 2.5 billion yen (or US $22.3 million), respectively.

Third Quarter Business Highlights

•	During the third quarter, International Data Corporation (IDC) confirmed Trend Micro as the worldwide market leader in network antivirus software and services with respect to Internet gateway and mail server segments for the third consecutive year. The IDC study, entitled “Worldwide Antivirus Software Forecast and Analysis, 2003–2007: Return of the Consumer,” also named Trend Micro as the fastest growing antivirus vendor in the file server segment based on 2002 revenues.

•	In September, Information Security Magazine named Trend Micro’s Chief Technology Officer, Eva Chen, among the top five most influential “women of vision” in the Information Security field. She was selected from a group of 25 visionaries, including educational, IT, and business leaders.

•	Trend Micro was awarded first place among the 2003 Taiwan Top Ten Global Brands, with a brand value estimated at US$763 million, the highest international brand value in Taiwan. The Bureau of Foreign Trade under the MOEA, CETRA, BiNext and Interbrand jointly conducted the survey over a three-month period, evaluating 1000 top enterprises in Taiwan.

•	Trend Micro Premium Support won the Service & Support Professionals Association (SSPA) 2003 STAR Award in the Innovative Support category. In Japan, the support section for Japanese PC-Cillin users was awarded “Best Helpdesk of The Year 2003” by the Japan Institute of Office Automation. In July, the Trend Micro Germany Competence Centre won the Help Desk Institute Award for “Best internal service organisation in the German speaking region” at Help Desk World 2003 in Bremen, Germany.

•	In early September Trend Micro introduced InterScan Web Security Suite for the Microsoft Windows operating platform. Trend Micro InterScan Web Security Suite is the first gateway antivirus solution to focus on HTTP and FTP traffic protocols, bringing high-performance gateway protection to enterprise customers. Based on testing completed by Veritest, a testing division of Lionbridge Technologies, Inc., Trend Micro InterScan Web Security Suite outperforms competitors’ products by up to 7 times, scanning over 4 million bytes of data per second (compared to 600,000 bytes per second from another leading antivirus vendor).

¹	$1 US = 110 Japanese Yen

Notice Regarding Forward Looking Statements

Certain statements that we make in this release are forward-looking statements. These forward-looking statements are based upon management’s current assumptions and beliefs in light of the information currently available to it, but involve known and unknown risks and uncertainties.

Many important factors could cause our actual results to differ materially from those expressed in our forward-looking statements. These factors include:

•	Difficulties in addressing new virus and other computer security problems;
•	Timing of new product introductions and lack of market acceptance for our new products;
•	The level of continuing demand for, and timing of sales of, our existing products;
•	Rapid technological change within the anti-virus software industry;
•	Changes in customer needs for anti-virus software;
•	Existing products and new product introductions by our competitors and the pricing of those products;
•	Declining prices for our products and services;
•	The effect of future acquisitions on our financial condition and results of operations;
•	The effect of adverse economic trends on our principal markets;
•	The effect of foreign exchange fluctuations on our results of operations;
•	An increase in the incidence of product returns;
•	The potential lack of attractive investment targets; and
•	Difficulties in successfully executing our investment strategy.

We assume no obligation to update any forward-looking statements.

For more details regarding risk factors relating to our future performance, please refer to our filings with the SEC.

About Trend Micro

Trend Micro, Inc. is a leader in network antivirus and Internet content security software and services. The Tokyo-based corporation has business units worldwide. Trend Micro products are sold through corporate and value-added resellers and managed service providers. For additional information and evaluation copies of all Trend Micro products, visit our website, http://www.trendmicro.com.

Supplementary Information

1.	Consolidated Unaudited Results of Operations for Third Quarter Ending September 30, 2003 (US GAAP)

*Figures for the Third quarter of 2003 and 2002 are not audited. We made only quarter consolidated results in accordance with US GAAP for the Third Quarter Ending September 30, 2003. We disclose figures made for internal control for the Third quarter of 2002 as reference figures because we did not prepare quarter consolidated results in accordance with US GAAP for the Third Quarter Ending September 30, 2002.

(1)	Consolidated Results of Operations

	FY 2003				FY 2002
	Current third quarter From July 1, 2003 To September 30, 2003	Growth Rate	Year-to-date results From January 1, 2003 To September 30, 2003	Growth Rate	Previous third quarter From July 1, 2002 To September 30, 2002	Year-to-date results From January 1, 2002 To September 30, 2002
	Millions of yen	%	Millions of yen	%	Millions of yen	Millions of yen
Net sales	12,389	15.7	34,699	11.1	10,712	31,219
Cost of sales	781	50.2	2,310	34.6	520	1,716

Gross profit	11,608	13.9	32,389	9.8	10,192	29,503
Operating expenses	7,527	5.9	22,486	12.0	7,110	20,071

Operating income	4,081	32.4	9,903	5.0	3,082	9,432
Other income (expense)	53	-52.5	109	-35.2	112	168

Income before income taxes and equity in gain of affiliated companies	4,134	29.5	10,012	4.3	3,194	9,600
Income taxes	1,818	28.0	4,395	5.3	1,420	4,174
Equity in gain of affiliated companies	19	308.5	26	268.9	4	7

Net income	2,335	31.3	5,643	3.9	1,778	5,433

(2)	Geographic segment information

Net Sales to third parties

	FY 2003		FY 2002
	Current third quarter From July 1, 2003 To September 30, 2003	Year-to-date results From January 1, 2003 To September 30, 2003	Previous third quarter From July 1, 2002 To September 30, 2002	Year-to-date results From January 1, 2002 To September 30, 2002
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Japan	5,163	14,694	4,770	13,340
North America	2,588	7,050	2,315	6,982
Europe	2,978	8,452	2,159	6,842
Asia Pacific	1,294	3,463	1,107	3,091
Latin America	366	1,040	361	964

Total	12,389	34,699	10,712	31,219

Deferred Revenue

	FY2003	FY2002
	As of September 30, 2003	As of September 30, 2002
	Millions of yen	Millions of yen
Japan	8,913	6,323
North America	3,903	3,068
Europe	4,189	2,500
Asia Pacific	1,247	833
Latin America	304	274

Total	18,556	12,998

<Note> 1. Classification of countries and regions is based on geographical proximity.

              2. Classification of countries and regions into each geographic segment.

                      North America    : U.S.A.

                      Europe                 : Italy, Germany, France, UK, Ireland

                      Asia Pacific         : Taiwan, Korea, Australia, Hong Kong, Malaysia, New Zealand, China

                      Latin America     : Brazil, Mexico

(3)	Basis of consolidation

The number of consolidated subsidiaries	17 (17 in overseas)
The number of unconsolidated subsidiaries	—

(4)	Increase (Decrease) of major assets, liabilities and shareholders’ equity

	As of September 30, 2003	Increase (Decrease)	As of December 31, 2002
(Assets)	Millions of yen	Millions of yen	Millions of yen
Cash and cash equivalents	41,761	-6,069	47,830
Notes and accounts receivable, trade-less allowance for doubtful accounts and sales returns	10,201	-1,124	11,325
Marketable securities and securities investments	9,934	6,496	3,438
(Liabilities)
Deferred revenue
(Total of current and long term)	18,556	2,883	15,673
Long term debt (Total of current and long term)	6,500	-5,000	11,500
(Shareholders’ equity)
Treasury stock	-4,372	-2,050	-2,322

<Note> In order for the warrants to be granted or transferred to the directors and certain employees of the Company and the directors and certain employees of an affiliated company, the Company issued unsecured bonds with detachable warrants. Under pre-revised section 341-8-4 of the Japanese Commercial Code, the redemption and retirement of these bonds are restricted when the total amount of the bonds is less than the total amount of the issue price of the stocks from unexecuted warrants. To reduce interest costs, the Company repurchased some of the issued bonds after warrants were detached. Based on the above reason, the Company intends to hold the treasury bonds until they can be retired legally which is substantially the same as redemption. Thus, bonds and treasury bonds (10,000 millions of yen as of September 30, 2003 and 10,000 millions of yen as of December 31, 2002 respectively) are disclosed in net amount in the balance sheet.

2.	Projected consolidated earnings (US GAAP)

Projected earnings for the next quarter (October 1, 2003 through December 31, 2003)

	Net sales	Operating income	Net income
	Millions of yen	Millions of yen	Millions of yen
4th Qtr	12,800	4,300	2,450

(Note) Since the business environment surrounding Trend Micro Group tends to fluctuate in the short run, it is difficult to make the highly reliable projection figures on a yearly basis. We, therefore, decided to announce the earnings on a quarterly basis in the fiscal year ending in December 2003 as well as earnings projection of the succeeding quarter.

If we found through our calculation conducted from time to time that the net sales fluctuate from the most recent quarterly projection by more than 10%, or operating income or net income fluctuates by more than 30%, we will announce the revision of the earnings projection.

For additional Information

Mr. Mahendra Negi

Chief Financial Officer / IR Officer

Phone: +81-5334-4899

Fax: +81-5334-4874

ir@trendmicro.co.jp